UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. _)*

VALNEVA SE
(Name of Issuer)

Ordinary shares, nominal value €0.15 per share
(Title of Class of Securities)

92025Y103 (American Depositary Shares, each representing two ordinary shares)
(CUSIP Number)

June 22, 2022
(Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92025Y103

1.	Names of Reporting Persons. PFIZER INC. 13-5315170
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power: 9,549,761 ordinary shares, nominal value €0.15 per share ("Ordinary Shares")
	6.	Shared Voting Power: -0-
	7.	Sole Dispositive Power: 9,549,761 Ordinary Shares
	8.	Shared Dispositive Power: -0-
9.	Aggregate Amount Beneficially Owned by Reporting Person: 9,549,761 Ordinary Shares are beneficially owned by Pfizer Inc.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 8.1%(1)
12.	Type of Reporting Person (See Instructions): CO

(1)  Based on 117,351,857 shares of Ordinary Shares outstanding, consisting of 9,549,761 shares of Ordinary Shares issued to the Reporting Person and 107,802,096 Ordinary Shares outstanding as of March 31, 2022 reported in the issuer’s Unaudited Consolidated Interim financial statements as at March 31, 2022 filed on Form 6-K with the Securities and Exchange Commission on May 5, 2022.

CUSIP No. 92025Y103

ITEM 1.
(A) NAME OF ISSUER:
Valneva SE

(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

6 rue Alain Bombard
44800 Saint-Herblain, France
ITEM 2.
(A) NAME OF PERSONS FILING:
Pfizer Inc.

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:
235 E. 42nd Street,
New York, NY 10017

(C) CITIZENSHIP:
Delaware, U.S.A.

(D) TITLE OF CLASS OF SECURITIES:
Ordinary Shares

(E) CUSIP NUMBER:
92025Y103
ITEM 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78os).
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f ) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

CUSIP No. 92025Y103

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) ☐ A non-US institution, in accordance with §240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with §230.405 240.13d-1(b)(1)(ii)(K).

If filing as a non-US institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

ITEM 4. OWNERSHIP.
The information requested in this item is incorporated herein by reference to the cover page to this Schedule 13G.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not applicable.

CUSIP No. 92025Y103

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 92025Y103

 Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2022

PFIZER INC.

By: /s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary